December 27, 2012

Via EDGAR and email

Mr. David R. Humphrey
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-3561

RE:     Con-way Inc.
Letter dated December 13, 2012 concerning Form 10-K for the year ended December 31, 2011.
File No. 1-5046

Dear Mr. Humphrey:

This letter is in response to your comment letter dated December 13, 2012 concerning your review of the Con-way Inc. Form 10-K for the year ended December 31, 2011. The numbered responses below correspond to the numbered paragraphs in your letter.

Critical Accounting Policies and Estimates

Defined Benefit Pension Plans, page 30

1. Reference is made to your discussion of the discount rate. You indicate that, holding all other factors constant, a 25% decrease (increase) in the discount rate would cause an increase (decrease) in the cumulative unrecognized actuarial loss of about $64 million. However, in view of the significance of the actual decrease in your discount rate assumption (from 5.55% to 4.65%), please expand your discussion to specifically address this fact and its financial statement impact in your fiscal 2012 Form 10-K.

Response:

We will expand our discussion to address the financial statement impact of the change in the discount rate assumption in the Critical Accounting Policies and Estimates section of our future filings. As clarification, we note that in our discussion of the discount rate, we indicate that, holding all other factors constant, a 0.25% decrease (increase) in the discount rate would cause an increase (decrease) in the cumulative unrecognized actuarial loss of about $64 million.

Property, Plant and Equipment and Other Long-Lived Assets, page 32

2. We note the change made in the estimated salvage values for revenue equipment at Con-way Truckload. Consideration should be given, on an ongoing basis, to the disclosure requirements of ASC 250-10-50-4.

Response:

We will consider the disclosure requirements of ASC 250-10-50-4 in our future filings.

Signatures, page 79

3. In future filings, please revise the second signature block to have your principal executive officer, principal financial officer and controller sign in their individual capacities. Refer to General Instruction D of Form 10-K.

Response:

We will revise the second signature block to have our principal executive officer, principal financial officer and controller sign in their respective capacities as defined in General Instruction D of Form 10-K.

In connection with our responses, Con-way acknowledges that: The company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (503)-450-3654 if you have any further questions.

Very truly yours,

/s/ Stephen L. Bruffett

Stephen L. Bruffett
Executive Vice President and Chief Financial Officer

Cc:     Stephen K. Krull